Domain Media Corp.

1854 E. Scorpio Place, Suite 201

Chandler, Arizona 85249

(480) 659-4907

January 16, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington DC 20549

Re:

Domain Media Corp.

Registration Statement on Form 10-12(b)

File No. 001-36265

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Domain Media Corp. (the “Company”) hereby withdraws its Registration Statement on Form 10-12(b) (File No. 001-36265) that was originally filed with the Securities and Exchange Commission on January 15, 2014 and the Company will refile on Form 10-12(g).  No securities were sold in connection with the offering.

Sincerely,

DOMAIN MEDIA CORP.

By:        /s/ Chris J. Kern

      Chris J. Kern

      President and Chief Executive Officer